Mail Stop 3561

April 10, 2008

By U.S. Mail and facsimile to (908) 688-3303

Mr. Eugene A. Castagna
Chief Financial Officer and Treasurer
Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, N. J. 07083

> **Re:** **Bed Bath & Beyond Inc.**
> **Form 10-K for Fiscal Year Ended March 3, 2007**
> **Filed May 2, 2007**
> **Forms 10-Q for Fiscal Quarters Ended June 2, 2007, September 1, 2007, and December 1, 2007**
> **Filed July 11, 2007, October 9, 2007 and January 10, 2008, respectively**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 11, 2007**
> **File No. 0-20214**

Dear Mr. Castagna:

   We have reviewed your response dated March 19, 2008 to our comment letter dated February 20, 2008 and have the following additional comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 10-K for Fiscal Year Ended March 3, 2007

Financial Statements, page 25

Notes to Financial Statements, page 28

Note 1. Summary of Significant Accounting Policies and Related Matters, page 28

J. Inventory Valuation, page 30

1.   As requested in comment nine in our letter dated February 20, 2008, please tell us
        how you group merchandise inventories in your retail inventory method
        calculations.

Note 12. Stock-Based Compensation, page 40

Incentive Compensation Plans, page 42

2.   We have reviewed your response to comment 14 in our letter dated February 20,
        2008. Please consider discussing in Management's Discussion and Analysis
        under Critical Accounting Policies the basis for your decision to determine
        expected volatility by relying exclusively on the implied volatility of your basic
        call options. As part of these disclosures, consider summarizing your evaluation
        of the following factors: 1) the volume of market activity of the traded options; 2)
        the ability to synchronize the variables used to derive implied volatility; 3) the
        similarity of the exercise prices of the traded options to the exercise price of the
        employee share options; and 4) the similarity of the length of the term of the
        traded and employee share options.

Definitive Proxy on Schedule 14A

Elements of Compensation/Equity Compensation, page 16

3.   We note your response to comment two in our letter dated February 20, 2008
        regarding benchmarking. Please confirm that in future filings, to the extent you
        engage in benchmarking your performance against industry peers and the general
        industry, you will identify the components of each group. See Item
        402(b)(2)(xiv) of Regulation S-K.

        Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our

review. Please understand that we may have additional comments after reviewing your response to our comments.

       You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or, in her absence, Robyn Manuel at (202) 551-3823, if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3720 with any other questions.

       Sincerely,

       H. Christopher Owings
       Assistant Director